Contact

toddm9@gmail.com

www.linkedin.com/in/business-unit-management (LinkedIn)

Top Skills

Business Development

Merchandising

Marketing Strategy

Certifications

Digital Marketing

Content Marketing

Todd Mitchell

Fueling the human spirit for adventure.

San Diego County, California, United States

Summary

I’ve pursued a passion for sports into business and have focused on bringing new ideas to life through Sales, Marketing, and Product Development. I’ve worked in a variety of environments including start-ups, global corporations, and private equity. Regardless of environment, I find that success comes from listening to understand and building trust with your team, the foundation for collaboration.

I’m hardwired to be curious and to create order, which has allowed me to launch multiple brands and products, clarify existing brand purpose and positioning, and develop executable plans for a “glocal” world. I operate with an acknowledgment that:
1) big wins are about daily victories and don't happen overnight, and
2) that profit follows strong purpose.
I don't have all the answers but I’m transparent and will tell you what I know, what I don't, and I'll find answers through my network.

I’m committed to living a healthy life, which means staying active, prioritizing family, and exploration through international travel. I’ve worked and lived in France for nearly 3 years, which helped to provide me with an open mind and broad perspective. I completed one marathon and two Ironman Triathlons, am Open Water Certified, and regularly swim, run, and cycle.

Accomplishments:
• Oversee $80M in global sales, P&L, strategy, product development, marketing, research, innovation, six direct reports, and regional managers.
• Ran 30 major projects, including tracking progress, sourcing resources, and informing stakeholders for private equity owners.
• Launched multiple brands and delivered category-leading sales in the sports and outdoors segments.
• Delivered category-leading sales for snorkeling, swimming, and white water personal flotation devices.

• Increased product productivity by 50% via identifying and eliminating underperforming products.

•   Completed one marathon and two Ironman Triathlons

Expertise:

Marketing Strategy, Strategy, Business Development, Strategic Planning, Project Management, Merchandising, Sales Management, Market Analysis, Sales, Consumer Products, Product Management, Product Development, Product Marketing, P&L Management, Go-to-market Strategy, Sales Operations, Retail Sales, Product Launch, Retail Marketing, E-commerce, Competitive Analysis, Private Equity, Organizational Transformation, Strategic Partnerships

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Experience

GAS, LLC - Fresh Energy for Scale-ups
Partner
February 2022 - Present (3 years 3 months)
San Diego County, California, United States

We offer fractional leadership for companies ready to grow. Think of us as your strategic partner—working alongside founders to help amplify what's working and scale what's next.

Curious if your brand or offering can tap into new markets, emerging needs, or fresh product opportunities? Let's explore it together. We'll help you make confident decisions and get the most out of your resources—without the guesswork.

Huish Outdoors
Director of Sporting Goods
February 2022 - Present (3 years 3 months)
Salt Lake County, Utah, United States

At HUISH Outdoors, we're proud to offer category-leading brands and gear built specifically for scuba divers—and we're not afraid to do things differently.

From trusted dive equipment to innovative tech, we're pushing the boundaries of what's possible—like our partnership with Apple on the Oceanic+ app and accessories for diving and snorkeling. Together, we're creating new ways to connect with more people who share a love for the water, expanding what it means to explore beneath the surface.

Dermasport
President
February 2022 - Present (3 years 3 months)
Encinitas, California, United States

At Dermasport, we create high-performance skincare made specifically for athletes. I know how relentless athletes are when it comes to training and pushing their limits—but too often, skin health takes a back seat.

I'm deeply passionate about changing that. My goal is to protect athletes from skin cancer and premature aging with skincare that actually works, is backed by science, and fits seamlessly into their routines. No fuss, no compromise— just smart, effective care that keeps up with the pace of their lives.

San Diego Sport Innovators (SDSI)
Member Board Of Directors
October 2020 - Present (4 years 7 months)
Solana Beach, California, United States

We are a not-for-profit organization in San Diego supporting healthy living companies through the power of community.

Aqua Lung
14 years

Vice President, Mass & Club + Stohlquist
July 2020 - January 2021 (7 months)
San Diego, California, United States

• Launched a new division to support the unique needs and requirements of the Mass & Club customers, implementing a new range creation process and sales process, and establishing a unique P&L structure.
• Led the re-brand for the US Divers, resulting in updated brand architecture, including a refined brand positioning, identity and guidelines.
• Drove record performance for Paddling business, taking advantage of increased consumer interest and participation in outdoor activities, while addressing supply chain challenges associated with COVID.
• Developed 5-year plans for Mass & Club division as well as Stohlquist paddling business unit; implemented appropriate restricting to support mid-term growth opportunities.

Vice President, Swim, Snorkel & Paddle Division

2018 - July 2020 (2 years)
Greater San Diego Area

• Oversee $78M in global sales, P&L, strategy, product development, marketing, research, innovation, six direct reports, and regional managers for one of the largest designers and manufacturers of diving, swimming, and water sports equipment.
• Manage 30 major projects, including tracking progress, sourcing resources, and informing stakeholders for private equity owners.
• Advise the executive committee, including presenting monthly board presentations, as a valued member.
• Promoted to Vice President after growing swim product sales by 11% annually since 2007.
• Delivered category-leading sales for snorkeling, swimming, and white water personal flotation devices.
• Increased product productivity by 50% via identifying and eliminating underperforming products.
• Increased sales by optimizing value/offer proposition, product positioning, consumer segmentation and targeted marketing.
• Managed the e-commerce team during business model development and platform selection.

Division Manager, Swim & Snorkel
2017 - 2018 (1 year)
Nice Area, France

• Supported the divestment from Air Liquide and acquisition by Montagu private equity.
• Oversaw the program management office, coordinated the global full potential program, progress tracking, interdependency monitoring, and resource allocation.
• Worked with external consulting agencies to redefine Swim and Snorkel strategies and optimized product offerings and organization.

Division Manager, Swim
2007 - 2017 (10 years)
Greater San Diego Area

• Managed the global swim business for North America, Asia, Europe, and Australia and a network of distributors in 60+ international markets.
• Achieved 125% revenue growth in the U.S. and 116% globally from 2008 to 2014 (17% annual average).
• Negotiated a successful endorsement by Michael Phelps and product licensing and sponsorship with the Ironman Triathlon.

• Grew profits via product line expansion and brand engagement in partnership with global marketing, product, and sales teams.
• Ensured goal and implementation alignment across multiple business units by advising the executive management team.
• Penetrated new markets by developing a global process for product localization in diverse geographies.
• Identified acquisition targets and conducted due diligence for new product launches.
• Outperformed competitors by generating regular performance reports, measuring successes, and implementing improvements.

• Developed budgets and product development schedules aligned with five-year business plans and objectives.
• Advised the Global Operations Teams on product promotion, projects, customer segmentation, services, and business operations.

Todd Mitchell Consulting
Consultant, Business/Strategy Development, Product Innovation
2005 - December 2006 (1 year)
Greater San Diego Area

• Advised software and consumer product executive entrepreneurs on new product development, launch, capital raising, retail distribution partnerships, franchise laws, sales systems development, operations, and corporate entity configuration.
• Enabled profit growth for a multimillion-dollar watersports apparel company (Body Glove) via product and market expansion.
• Grew sales for Efficient Computing by establishing a target market, core products, and marketing strategy, and transitioning from a customer application development and database administration services provider to B2B tech hardware sales.

FINIS, Inc.
Vice President, Sales
1998 - 2004 (6 years)
San Francisco Bay Area

• Generated record sales by building high-performing sales teams, directing market and channel distribution expansion, and executing profitable growth for a provider of quality swimwear, fins, snorkels, paddles, water polo, and other swimming products.

• Grew revenue by positioning from a specialty product manufacturer to multiple segments with mass retail and consumer demand.
• Increased sales by 1,700% by creating relationships with Wal-Mart, Bed Bath & Beyond, and major sporting goods retailers.
• Raised $1M in funds for new initiatives by working with corporate leaders to present a business plan to private equity investors.
• Managed 20 outside sales agents and six inside sales professionals.
• Built strategic relationships with industry leaders and oversaw product sourcing with vendors in Asia and Europe.
• Developed and successfully launched Water Pals (children's water product) and EXSL professional multi-sport swimming goggles.

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Education

University of the Pacific
Bachelor of Science - BS, Business Administration · (September 1994 - December 1998)

University of the Pacific - Eberhardt School of Business
Bachelor of Science - BS, General Business, Entrepreneurship · (1994 - 1998)